

13030225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navigate Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Stamford Landing 62 Southfield Avenue, Suite 111
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George 603-773-9940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Panagrossi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navigate Advisors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

Michele Lynn Berardo
State of Connecticut
Expires 6/30/2015



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP

Certified Public Accountants

NAVIGATE ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2012

NAVIGATE ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2012

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navigate Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Stamford Landing 62 Southfield Avenue, Suite 111
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George 603-773-9940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Panagrossi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navigate Advisors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

Michele Lynn Berardo
State of Connecticut
Expires 6/30/2015



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Members of
Navigate Advisors, LLC
Stamford, Connecticut

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Navigate Advisors, LLC (the Company), as of December 31, 2012, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, members' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct), and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navigate Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the CEAct. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplementary schedules listed in the accompanying index has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the supplementary schedules listed in the accompanying index is fairly stated in all material respects in relation to the financial statements taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
January 28, 2013

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

NAVIGATE ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash in bank	$ 5,066,011
Receivable from broker-dealers	596,890
Prepaid expenses	38,359
Property and equipment - net	370,418
Clearing deposits	758,281
Employee loans	105,275
Security deposit	41,700
Total Assets	$ 6,976,934

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 160,541
Deferred rent	8,589
Litigation payable	974,802
Total Liabilities	1,143,932
Members' Capital	5,833,002
Total Liabilities and Members' Capital	$ 6,976,934

See accompanying notes to financial statements.

NAVIGATE ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions	$ 7,793,642
Commodities income	418,251
Error accounts	(40,886)
Other income	1,221,872
Total Revenues	9,392,879
Expenses:	
Compensation and employee benefits	4,429,728
Commission expense	405,595
Clearing and execution	588,873
Communications and occupancy	534,281
Regulatory fees	64,129
Professional fees	167,847
Other operating expenses	2,078,496
Total Expenses	8,268,949
Net Income	$ 1,123,930

See accompanying notes to financial statements.

NAVIGATE ADVISORS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$ -
Increase (decrease)	-
Balance, December 31, 2012	$ -

See accompanying notes to financial statements.

NAVIGATE ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$ 7,780,053
Capital Withdrawal	(3,070,981)
Net Income	1,123,930
Balance, December 31, 2012	$ 5,833,002

See accompanying notes to financial statements.

NAVIGATE ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows From Operating Activities:	
Net Income	$ 1,123,930
Adjustments to reconcile net income to net cash provided by in operating activities	
Depreciation	48,000
Non cash rent adjustment	(17,179)
(Increase) decrease in operating assets:	
Receivable from broker-dealers	15,889
Prepaid expenses	28,043
Clearing deposit	245,167
Security deposit	(4,200)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(720,516)
Litigation payable	974,802
Total Adjustments	570,006
Net Cash Provided By Operating Activities	1,693,936
Cash Flows From Investing Activities:	
Acquisition of property and equipment	(13,734)
Loans to employees	5,984
Net Cash Used In Investing Activities	(7,750)
Cash Flows From Financing Activities:	
Capital withdrawal	(3,070,981)
Net Cash Used In Financing Activities	(3,070,981)
Net Decrease in Cash	(1,384,795)
Cash, Beginning of Year	6,450,806
Cash, End of Year	$ 5,066,011

See accompanying notes to financial statements.

NAVIGATE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

Note (1) - Nature of business:

Navigate Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides outsourcing low-cost order execution and detail risk management platforms to global institutions. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer.

Note (2) – Summary of significant accounting policies:

(A) Securities transactions:
The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis.

Securities owned consist of publicly traded corporate stocks and are carried at market value with unrealized gains and losses reflected in the Statement of Operations.

(B) Property and equipment:
Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2012, there were no cash equivalents.

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(E) Subsequent events evaluation:
Management has evaluated subsequent events through January 28, 2013, the date the financial statements were available to be issued.

NAVIGATE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2012

Note (2) - Summary of significant accounting policies - cont'd:

(F) Concentration of credit risk:

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Income taxes:

The Company files income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company follows the uncertainty in income tax accounting standard.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Note (3) - Property and equipment:

Property and equipment consists of the following as of December 31, 2012:

Equipment and Furniture and Fixtures	$ 539,472
Leasehold improvements	74,271
	613,743
Less: Accumulated depreciation	(243,325)
Net book value	$ 370,418

Depreciation for the year ended December 31, 2012 amounted to $48,000. Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for equipment is ten years, furniture and fixtures is seven years and leasehold improvements is the life of the lease which is currently four years.

NAVIGATE ADVISORS, LLC

**NOTES TO FINANCIAL STATEMENTS
(CONTINUED)**

DECEMBER 31, 2012

Note (4) – Compensated absences:

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences actually paid to employees.

Note (5) - Commitments and contingencies:

The Company leases office space under a long term operating lease agreement that expires October 2013. The following is a schedule of future minimum rental payments required under this operating lease:

Year Ended December 31,	
2013	$ 171,788
	$ 171,788

Rental expense was $270,243 for the year ended December 31, 2012.

Note (6) – Related party transactions:

The Company has a computer maintenance service agreement with Anchor Solutions, LLC an affiliated company through common ownership. The total expense incurred for the year ended December 31, 2012 under this agreement amounted to $289,000.

NAVIGATE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

DECEMBER 31, 2012

Note (7) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $4,961,433, which exceeded its requirement of $76,262 by $4,885,171. The Company had a percentage of aggregate indebtedness to net capital of 23.06% as of December 31, 2012.

NAVIGATE ADVISORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

NAVIGATE ADVISORS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

Computation of Net Capital

Members' Capital	$ 5,833,002
Non-allowable assets:	
Receivable from broker-dealers	57,536
Property and equipment - net	370,418
Prepaid expenses	38,359
Clearing deposit	258,281
Employee loans	105,275
Security deposit	41,700
Total non-allowable assets	871,569
Net capital before haircuts on proprietary positions	4,961,433
Haircuts	0
Net capital	4,961,433
Minimum net capital requirement - the greater of $45,000 or 6-2/3% of aggregate indebtedness of $1,143,932	76,262
Excess net capital	$ 4,885,171
Ratio of aggregate indebtedness to net capital	.2306 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 160,541
Deferred rent	8,589
Litigation payable	974,802
Total aggregate indebtedness	$ 1,143,932

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2012):

Net capital, as reported in the Company's Part IIA amended unaudited FOCUS report	$ 4,961,433
Audit adjustments	0
Net capital per above	$ 4,961,433

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Members of
Navigate Advisors, LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements of Navigate Advisors, LLC as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives states in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combinations of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
January 28, 2013

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
White Plains, NY 10601
Tel: 914-761-4773
Fax: 914-761-2902
Website: www.weintraubcpa.com

NAVIGATE ADVISORS, LLC

SIPC ANNUAL ASSESSMENT
REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2012

Weintraub & Associates, LLP

Certified Public Accountants

NAVIGATE ADVISORS, LLC

SIPC ANNUAL ASSESSMENT
REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2012

NAVIGATE ADVISORS, LLC

SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2012

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Members of
Navigate Advisors, LLC
Stamford, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Navigate Advisors LLC, and the Securities and Exchange Commissions, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Navigate Advisors LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Navigate Advisors, LLC's management is responsible for the Navigate Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
January 28, 2013

NAVIGATE ADVISORS, LLC
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT
FOR THE PERIOD JANUARY 1, 2012 THROUGH DECEMBER 31, 2012

Determination of SIPC Net Operating Revenues:	
Total Revenue (FOCUS line 12/Part IIA line 9)	$ 9,392,879
Additions:	-
Deductions:	
Revenues from commodity transactions	(418,251)
Clearance paid to other SIPC members	(994,469)
Net gain from security investment accounts	(1,037,224)
Total deductions	(2,449,944)
SIPC Net Operating Revenues	$ 6,942,935
Determination of General Assessment:	
SIPC Net Operating Revenues	$ 6,942,935
General Assessment @ .0025	$ 17,357
Assessment Remittance:	
General Assessment	$ 17,357
Less: Payment Made With SIPC-6	(11,289)
Assessment Balance Due Paid February 2013	$ 6,068

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2012 through December 31, 2012:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 9,392,879
SIPC Net Operating Revenues as computed above	9,392,879
Difference	$ 0

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
White Plains, NY 10601
Tel: 914-761-4773
Fax: 914-761-2902
Website: www.weintraubcpa.com